News Release	No. 08-149 March 7, 2008

$1.4 MILLION RECEIVED FROM WARRANT EXERCISES

Vancouver/Johannesburg March 7, 2008…Platinum Group Metals Ltd. (PTM-TSX; PLG-AMEX) (“Platinum Group”) announced today that it received a total of C$1,487,500 from the exercise of 850,000 share purchase warrants at a price of C$1.75 per share. The exercise of these warrants brings the company’s current cash position to approximately C$7.0 million.

Platinum Group Metals Ltd is focused on the completion of the Feasibility Study for Project 1 of the Western Bushveld Joint Venture in South Africa. Platinum Group (37%) is the operator of the WBJV and the other partners are Anglo Platinum (37%) and Wesizwe (26%). Cash on hand is sufficient to complete Platinum Group’s prorated share of the Feasibility Study expected before the end of the second calendar 2008.

Following the exercise of the warrants Platinum Group now has 62,452,747 shares issued and outstanding and 66,436,622 shares fully diluted. For full details of the Company’s share structure: http://www.platinumgroupmetals.net/main/?investor_share_structure

About Platinum Group Metals Ltd.

Platinum Group is based in Vancouver BC, Canada and Johannesburg, South Africa. Platinum Group has a management team in both Canada and South Africa, who have successful track records of more than 20 years in exploration, mine discovery, mine construction and mine operations. The Company was formed in 2000 and is focused on the development of platinum operations. It holds significant mineral rights in the Northern and Western Bushveld Igneous Complex of South Africa.

Platinum Group is also a significant mineral rights holder in the area surrounding Canada’s only primary platinum and palladium mine near Thunder Bay, Ontario Canada.

On behalf of the Board of
Platinum Group Metals Ltd.

“R. Michael Jones”

President and Director
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For further information contact:
R. Michael Jones, President or John Foulkes, Manager Corporate Development Platinum Group Metals Ltd., Vancouver Tel: (604) 899-5450 / Toll Free: (866) 899-5450 www.platinumgroupmetals.net	Larry Roth Roth Investor Relations, NJ Tel: (732) 792-2200

The TSX Exchange and the American Stock Exchange have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

The warrants and the underlying common shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States or to a U.S. person absent such registration or available exemptions therefrom.

Certain of the statements made herein, including statements regarding the Company’s plans and the adequacy of its cash reserves, constitute forward-looking statements.  Forward-looking statements are based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies.  Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements.  Such factors include, among others:  metals price volatility; additional fundraising requirements; defective title to mineral claims or property; discrepancies between actual and estimated reserves and resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, South Africa or other countries in which the Company does or may carry out business in the future; success of exploration activities and permitting time lines; the speculative nature of mineral exploration, development and mining, including the risks of obtaining necessary licenses and permits; exploration, development and mining risks, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, mine collapses, cave-ins or flooding (and the risk of inadequate insurance or inability to obtain insurance, to cover these risks), as well as the factors described or referred to in the section entitled “Risk Factors” in the Company’s Annual Information Form for the year ended August 31, 2007 which is available on SEDAR at www.sedar.com, and is included as part of the Company’s Form 40-F annual report filed with the SEC at www.sec.gov.  You are advised to review these risk factors, and not to place undue reliance on forward-looking statements.  The Company undertakes no obligation to update publicly or release any revisions to forward-looking statements to reflect events or circumstances after the date of this presentation or to reflect the occurrence of unanticipated events.